Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

March 1, 2011

Item 3	News Release

The news release dated March 1, 2011 was disseminated through Marketwire’s Combined Canadian and US Timely Disclosure Network.

Item 4	Summary of Material Change

Silver Standard Resources Inc. reports on financial results from the Company’s fourth quarter of 2010 and provides updates on its principal development projects.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated March 1, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Guy Davis, Corporate Counsel and Assistant Corporate Secretary
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 2nd day of March, 2011

March 1, 2011	News Release 11-7

SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2010 RESULTS

Highlights:
(All figures are in U.S. dollars unless otherwise noted)

  Net earnings of $346.2 million or $4.44 per share compared to a net loss of $13.2 million or ($0.19) per share in 2009.

  Pirquitas milled 1.26 million tonnes of ore in 2010 with silver grades of 233 grams/tonne at recoveries of 65.2% producing a total of 6.30 million ounces of silver. We sold 5.94 million ounces at a weighted average silver price of $20.92 per ounce for total revenues of $112.3 million.

  Pirquitas mined a continuous feed of sulphide ores from September 2010 until the end of the year, with silver and zinc recoveries achieving designed rates.

  The Pirquitas mine generated positive earnings from mine operations of $10.0 million.

  On December 21, 2010 we completed the sale of our 100% interest in the Snowfield and Brucejack properties to Pretium Resources Inc. (“Pretium”) for total consideration of $442.3 million (C$450.0 million). After the conversion on January 31, 2011 of the balance of the convertible promissory note issued by Pretium, we had received from the transaction gross cash proceeds of $229.3 million (C$233.0 million), and a total of 36.16 million shares of Pretium, representing a 42.31% equity interest.

  On February 28, 2011, we reached an agreement to acquire the remaining interest in the San Luis project from our joint venture partner Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition we will own 100% of the project. Under the terms of the agreement we will pay C$17 million in cash, transfer to Esperanza the 6.459 million shares of Esperanza that we own, and grant to Esperanza a 1% net smelter return royalty on future revenues.

  We incurred total exploration and development expenditures of $54.8 million to advance our growth and exploration properties during the year.

  In June we completed a feasibility study at the San Luis project in Peru and submitted the environmental and social impact study to Peruvian authorities in October.

  In February we closed a public share offering of 6.73 million common shares at a price of $17.00 per share, for aggregate proceeds of $114.4 million.

  Effective August 6, 2010, John Smith was appointed President and Chief Executive Officer.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics (1)

		Full Year 2010	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Total Material Mined	Kt	16,056	4,360	3,920	3,900	3,876
Ore Processed	Kt	1,255	313	320	346	276
Silver Grade	g/tonne	233	267	283	240	129
Recoveries	%	65.2	76.3	66.3	63.7	53.2
Silver Produced	‘000 oz.	6,302	2,067	1,933	1,692	609
Cash Production Cost	US$/oz.	$12.16	$9.47	$10.42	$11.27	$29.32
Cash Operating Cost	US$/oz.	$18.03	$16.07	$16.94	$14.98	$36.61

(1) Cash production cost per ounce and cash operating cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the MD&A for the quarter and year ended December 31, 2010.

Open pit mining operations improved throughout the year, achieving design rates of 47,000 tonnes per day by the fourth quarter. During the early months of start-up at Pirquitas, the plant was run on oxide ore for testing and commissioning. The plant is designed for milling and flotation of sulphide ores, and in September, when the mine reached the sulphide horizon in the pit, the plant began operating at designed recovery rates in the neighbourhood of 78% for silver. At this point we were also able to commission and run the new zinc circuits which will provide an important by-product to the operation for the life of the mine.

The metallurgical response to the sulphide ore has been in line with expectations and overall silver recovery rates are achieving feasibility study levels. Commissioning of the gravity pre-concentration stage commenced near the end of the third quarter, and results have been encouraging. The crushing circuit is being expanded by the installation of a tertiary crusher in Q1 2011. Proof of concept for silver recovery has now been achieved.

We continued to see improved silver production at our Pirquitas Mine quarter over quarter in 2010 since the completion of the commissioning phase on December 1, 2009. During the fourth quarter, we produced 2.07 million ounces of silver, compared to 1.93 million ounces in the third quarter, 1.69 million ounces in the second quarter and 0.61 million ounces in the first quarter. This brought total production for the year to 6.30 million ounces. The improving trend in production is due to improved recoveries and higher grade zones in the fourth quarter. With the increase in production and resulting silver sales, the Pirquitas mine reached an important milestone of being cash flow positive during the third and fourth quarters.

Cash production cost per ounce declined through 2010, to $9.47 per ounce in the fourth quarter from $29.32 per ounce for the first quarter. This has been achieved through increased production and recoveries whilst maintaining consistent operating costs. Cash operating costs on a per ounce basis were higher than expected during the third and fourth quarters; primarily due to escalating deductions and refining charges flowing from higher realized prices.

As we have achieved the continuous processing of sulphide ore we re-commissioned the zinc flotation in the fourth quarter of 2010, and began making separate silver and zinc concentrates. We expect the first sales of zinc concentrate to be completed in early 2011.

Outlook

Our production guidance and cost estimates for 2011 are as follows:

  Produce 8.5 million ounces of silver in 2011
  Produce 10.0 million pounds of zinc in 2011
  We will advise through 2011 progress on the tin circuit
  Average cash production cost of $9.00 per ounce of silver (net of by-product credits)
  Average cash operating cost of $15.00 per ounce of silver
  Average total production cost of $19.00 per ounce of silver

Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in this news release.

Financial Results

Net Income

  Net earnings of $376.6 million or $4.75 per share in the three months ended December 31, 2010, compared to a net loss of $9.1 million or ($0.13) per share in the three months ended December 31, 2009.

  Net earnings of $346.2 million or $4.44 per share in the year ended December 31, 2010, compared to a net loss of $13.2 million or ($0.19) per share in the year ended December 31, 2009.

Mine Operations

  Mine operations at Pirquitas earned $24.0 million in the three months ended December 31, 2010, from revenues of $45.1 million which were net of deductions, treatment and refining charges. Cost of sales was $14.2 million plus $6.9 million in non-cash depletion, depreciation and amortization.

  Mine operations at Pirquitas earned $10.0 million in the year ended December 31, 2010, from revenues of $112.3 million which were net of deductions, treatment and refining charges. Cost of sales was $76.0 million plus $26.3 million in non-cash depletion, depreciation and amortization.

Liquidity

  Cash and cash equivalents at December 31, 2010, were $232.3 million compared to $26.7 million at December 31, 2009. Working capital at December 31, 2010, was $303.8 million compared to $24.5 million at December 31, 2009.

Selected Financial Data
(US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the audited consolidated operating results and financial condition of the company for the three months and years ended December 31, 2010, and December 31, 2009.

	Three Months Ended December 31		Year Ended December 31
	2010	2009	2010	2009
Earnings (loss) from mine operations	23,949	(2,523)	9,958	(2,523)
Earnings (loss) from operations	12,279	(7,365)	(23,832)	(19,954)
Net earnings (loss) for the period	376,575	(9,126)	346,239	(13,193)
Basic earnings (loss) per share	4.75	(0.13)	4.44	(0.19)
Cash generated (used) in operating activities	7,677	(20,870)	(11,110)	(39,943)
Cash generated by financing activities	14,487	3,548	124,076	146,413
Cash generated by (used in) investing activities	174,307	1,095	92,686	(151,824)

Financial Position	December 31, 2010		December 31, 2009
Cash and cash equivalents	232,311		26,659
Current assets – total	342,054		75,197
Current liabilities – total	38,210		50,682
Working capital	303,844		24,515
Total assets	1,262,017		749,925

Principal Projects

San Luis Project, Peru

The feasibility study on placing the project into production was completed in June 2010. The Joint Venture Committee is in the process of considering the feasibility study for next steps, including a production decision.

During 2010, we continued to negotiate long-term land access agreements, submitted the Environmental Impact Study (“EIS”) and calibrated our strategy for executing the project. In 2011 we expect to finalize the long-term land access agreements, receive approval on the EIS and make a construction decision.

Pitarrilla Project, Mexico

We commenced a feasibility study in the first quarter of 2010 to evaluate the economic viability of underground sulphide mineralization extraction.

As part of the continuing exploration of the property, a program of geophysical surveying was completed in 2010 in the area covering the known silver deposits. A diamond drilling program was completed in the first half of the year providing information that was incorporated in the feasibility study.

Diablillos, Argentina

Expenditures in 2010 were primarily on engineering and metallurgical studies done as part of a preliminary economic assessment (“PEA”) to be completed in the first quarter of 2011. The PEA is evaluating open pit mining with a conventional milling operation and heap-leach processing of a portion of the deposit.

In addition, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos has been completed and further leach metallurgical test work has been planned for 2011.

San Agustin, Mexico

We completed a comprehensive program of geophysical surveying over most of the property. The main objective of the survey was to outline zones that could indicate the continuation of known low-grade gold-zinc-silver mineralization to depth and laterally.

We completed a study to evaluate the economic potential of heap-leach processing of the ‘oxide’ gold mineralization in 2010; consequently, a 5,000 meter diamond drilling program has been planned for 2011. Detailed metallurgical studies will also be undertaken in 2011 and will focus on the gold recovery characteristics of the oxide mineralization.

Nazas, Mexico

Exploration of the Nazas property, located 15km east of Pitarrilla, was initiated in the second half of 2010 and involved geological mapping, rock sampling and a comprehensive program of geophysical surveying with four different survey methods being performed. The geophysical surveying will continue into the first quarter of 2011, and 7,500 meter diamond drilling campaign is planned for 2011.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s Fourth Quarter 2010 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.

  Conference Call and Webcast: Wednesday, March 2, 2011, at 11:00 a.m. EST.
Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm
  The call will be archived and available at www.silverstandard.com after March 2, 2011. Audio replay will be available for one week by calling:
Toll-free in North America:	(800) 642-1687, replay conference ID 44076784
All other callers:	(706) 645-9291, replay conference ID 44076784

SOURCE: Silver Standard Resources Inc.

Contact:

W. John DeCooman Jr., Vice President, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production and recoveries of silver, tin and zinc, timing of processing of sulphide ore, anticipated revenues, cash and operating costs per silver ounce, estimated costs of mining, milling and administration, operations of the tin circuit, all relating to the Pirquitas Mine, timing to complete feasibility studies and assessments of principal projects, statements concerning mineral reserves and resource estimates, and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.